SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM PARTICIPAÇÕES S.A.

1.

We have audited the accompanying balance sheets of TIM Participações S.A. and the consolidated balance sheets of TIM Participações S.A. and its subsidiaries as of March 31, 2005 and December 31, 2004, and the related statements of income for the quarter ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Participações S.A. and the consolidated financial position of TIM Participações S.A. and its subsidiaries at March 31, 2005 and December 31, 2004, and the results of their operations for the quarter ended March 31, 2005, in conformity with the accounting practices adopted in Brazil.

4.

The statement of income for the quarter ended March 31, 2004 (Parent Company and Consolidated), presented for comparison purposes, was subject to a special review conducted in accordance with the specific procedures determined by IBRACON - Institute of Independent Auditors of Brazil, in conjunction with CFC - Federal Accountancy Board, and our special quarterly review report, dated April 16, 2004, was unqualified.

5.

The statements of shareholders’ equity and of financial position are not a required part of the quarterly information. Accordingly, these financial statements have not been prepared and are not reported in the Company’s quarterly information (Parent Company and Consolidated).

Curitiba, April 13, 2005.

ERNST & YOUNG
Auditores Independentes S/S
CRC - 2SP 015.199/O-6 - F - PR

Mauro Moreira
Accountant CRC - 1RJ 072.056/O - 0 - S - PR

Code	Heading	03/31/2005	12/31/2004
1	Total assets	2,202,033	2,158,170
1.01	Current assets	84,656	142,909
1.01.01	Cash and cash equivalents	13,296	1,299
1.01.02	Accounts receivable	-	-
1.01.03	Inventories	-	-
1.01.04	Other	71,360	141,610
1.01.04.01	Taxes and contributions recoverable	2,914	13,587
1.01.04.02	Deferred income and social contribution taxes	2,351	1,512
1.01.04.03	Dividends and interest on shareholders' equity	65,591	126,037
1.01.04.04	Other current assets	504	474
1.02	Noncurrent assets	9,024	2,605
1.02.01	Sundry receivables	8,390	2,156
1.02.01.01	Deferred income and social contribution taxes	2,390	2,156
1.02.01.02	Taxes and contributions recoverable	6,000	-
1.02.02	Related parties	-	108
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	-	108
1.02.03	Other	634	341
1.02.03.01	Judicial deposits	634	341
1.03	Permanent assets	2,108,353	2,012,656
1.03.01	Investments	2,108,353	2,012,656
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	2,108,353	2,012,656
1.03.01.03	Other investments	-	-
1.03.02	Property, plant and equipment	-	-
1.03.03	Deferred charges	-	-

Code	Heading	03/31/2005	12/31/2004

2	Total liabilities and shareholders' equity	2,202,033	2,158,170
2.01	Current liabilities	80,878	131,323
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	1,154	797
2.01.04	Taxes, charges and contributions	15	15,806
2.01.05	Dividends payable	78,953	79,017
2.01.06	Provisions	-	-
2.01.07	Related parties	-	34,948
2.01.08	Other	756	755
2.01.08.01	Labor liabilities	756	755
2.02	Noncurrent liabilities	7,032	6,340
2.02.01	Loans and financing	-	-
2.02.02	Debentures	-	-
2.02.03	Provisions	7,032	6,340
2.02.03.01	Supplementary pension plan	3,697	3,697
2.02.03.02	Provision for contingencies	3,335	2,643
2.02.04	Related parties	-	-
2.02.05	Other	-	-
2.03	Deferred income	-	-
2.05	Shareholders' equity	2,114,123	2,020,507
2.05.01	Capital	1,055,000	884,504
2.05.02	Capital reserves	185,680	240,634
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	779,827	895,369
2.05.04.01	Legal reserve	77,017	77,017
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Provision for contingencies	-	-
2.05.04.04	Unearned income reserve	18,838	18,838
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	683,972	799,514
2.05.05	Retained earnings	93,616	-

Code	Heading	From 01/01/2005 to 03/31/2005	From 01/01/2005 to 03/31/2005	From 01/01/2004 to 03/31/2004	From 01/01/2004 to 03/31/2004

3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	92,542	92,542	32,332	32,332
3.06	Selling	-	-	-	-
3.06	General and administrative	(1,932)	(1,932)	(85)	(85)
3.06	Financial income (expenses)	(505)	(505)	228	228
3.06	Financial income	631	631	450	450
3.06	Financial expenses	(1,136)	(1,136)	(222)	(222)
3.06	Other operating income	-	-	333	333
3.06	Other operating expenses	(1,112)	(1,112)	(1,136)	(1,136)
3.06	Equity pickup	96,091	96,091	32,992	32,992
3.07	Operating income	92,542	92,542	32,332	32,332
3.08	Nonoperating result	(6)	(6)	-	-
3.08	Income	-	-	-	-
3.08	Expenses	(6)	(6)	-	-
3.09	Income before taxation and participations	92,536	92,536	32,332	32,332
3.10	Provision for income and social contribution taxes	1,080	1,080	91	91
3.11	Deferred income tax	-	-	-	-
3.12	Participations/statutory contributions	-	-	-	-
3.12	Participations	-	-	-	-
3.12	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	93,616	93,616	32,423	32,423

Code	Heading	03/31/2005	12/31/2004

1	Total assets	3,394,904	3,596,156
1.01	Current assets	1,585,738	1,716,347
1.01.01	Cash and cash equivalents	687,940	856,332
1.01.02	Accounts receivable	582,102	595,935
1.01.02.01	Accounts receivable	582,102	595,935
1.01.03	Inventories	36,787	47,200
1.01.04	Other	278,909	216,880
1.01.04.01	Taxes and contributions recoverable	85,646	91,154
1.01.04.02	Deferred income and social contribution taxes	119,717	108,706
1.01.04.03	Prepaid expenses	58,882	1,195
1.01.04.04	Other	14,664	15,825
1.02	Noncurrent assets	239,936	242,057
1.02.01	Sundry receivables	193,867	209,864
1.02.01.01	Taxes and contributions recoverable	49,876	46,750
1.02.01.02	Deferred income and social contribution taxes	143,991	163,114
1.02.02	Related parties	10,368	397
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	-	-
1.02.02.03	Other related parties	10,368	397
1.02.03	Other	35,701	31,796
1.02.03.01	Judicial deposits	34,407	30,291
1.02.03.02	Other assets	1,294	1,505
1.03	Permanent assets	1,569,230	1,637,752
1.03.01	Investments	9,495	9,890
1.03.01.01	In affiliates	-	-
1.03.01.02	In subsidiaries	-	-
1.03.01.03	Other investments	-	-
1.03.02	Property, plant and equipment	1,559,735	1,627,862
1.03.03	Deferred charges	-	-

Code	Heading	31/3/2005	31/12/2004

2	Total liabilities and shareholders' equity	3,394,904	3,596,156
2.01	Current liabilities	777,466	1,086,605
2.01.01	Loans and financing	42,481	62,872
2.01.02	Debentures	-	-
2.01.03	Suppliers	420,960	691,022
2.01.04	Taxes, charges and contributions	123,561	161,648
2.01.05	Dividends payable	102,880	114,678
2.01.06	Provisions	-	-
2.01.07	Related parties	36,535	2,944
2.01.08	Other	51,049	53,441
2.01.08.01	Labor liabilities	22,894	20,842
2.01.08.02	Concession payable	11,456	11,361
2.01.08.03	Other liabilities	16,699	21,238
2.02	Noncurrent liabilities	88,246	95,439
2.02.01	Loans and financing	35,985	41,220
2.02.02	Debentures	-	-
2.02.03	Provisions	29,858	28,214
2.02.03.01	Supplementary pension plan	3,697	3,697
2.02.03.02	Provision for contingency	26,161	24,517
2.02.04	Related parties	-	-
2.02.05	Other	22,403	26,005
2.02.05.01	Taxes, charges and contributions	22,403	26,005
2.03	Deferred income	-	-
2.04	Minority interests	415,069	393,605
2.05	Shareholders' equity	2,114,123	2,020,507
2.05.01	Capital	1,055,000	884,504
2.05.02	Capital reserves	185,680	240,634
2.05.03	Revaluation reserves	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Income reserves	779,827	895,369
2.05.04.01	Legal reserve	77,017	77,017
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Provision for contingencies	-	-
2.05.04.04	Unearned income reserve	18,838	18,838
2.05.04.05	Retained earnings	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserves	683,972	799,514
2.05.05	Retained earnings	93,616	-

Code	Heading	From 01/01/2005 to 03/31/2005	From 01/01/2005 to 03/31/2005	From 01/01/2004 to 03/31/2004	From 01/01/2004 to 03/31/2004

3.01	Gross revenues	882,893	882,893	422,600	422,600
3.02	Deductions from gross revenues	(223,873)	(223,873)	(106,033)	(106,033)
3.03	Net revenues	659,020	659,020	316,567	316,567
3.04	Cost of goods sold and services rendered	(308,164)	(308,164)	(163,175)	(163,175)
3.05	Gross profit	350,856	350,856	153,392	153,392
3.06	Operating income (expenses)	(214,561)	(214,561)	(99,065)	(99,065)
3.06	Selling	(169,060)	(169,060)	(76,235)	(76,235)
3.06	General and administrative	(44,008)	(44,008)	(22,296)	(22,296)
3.06	Financial income (expenses)	16,483	16,483	7,625	7,625
3.06	Financial income	34,727	34,727	18,133	18,133
3.06	Financial expenses	(18,244)	(18,244)	(10,508)	(10,508)
3.06	Other operating income	3,175	3,175	2,755	2,755
3.06	Other operating expenses	(21,151)	(21,151)	(10,914)	(10,914)
3.06	Equity pickup	-	-	-	-
3.07	Operating income	136,295	136,295	54,327	54,327
3.08	Nonoperating income	333	333	23	23
3.08	Income	667	667	26	26
3.08	Expenses	(334)	(334)	(3)	(3)
3.09	Income before taxation and participations	136,628	136,628	54,350	54,350
3.10	Provision for income and social contribution taxes	(32,957)	(32,957)	(14,347)	(14,347)
3.11	Deferred income tax	-	-	-	-
3.12	Participations/statutory contributions	-	-	-	-
3.12	Participations	-	-	-	-
3.12	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	(19,382)	(19,382)	(7,580)	(7,580)
3.15	Net income for the period	84,289	84,289	32,423	32,423

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Base Date – 3/31/2005

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 - NOTES TO QUARTERLY INFORMATION

1. Operations

TIM Participações S.A. (former Tele Celular Sul Participações S.A.) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. which has a shareholding of 53.23% of the voting capital and 23.73% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (former Telpe Celular S.A.). TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

2. Corporate Reorganization

a. Corporate Merger

On June 1, 2004, Tele Celular Sul Participações S.A. and Tele Nordeste Celular Participações S.A., subsidiaries of TIM Brasil Serviços e Participações S.A., released significant information stating that their Boards of Directors authorized the Protocol and Justification of Merger, which proposed the merger of Tele Nordeste Celular Participações S.A. by Tele Celular Sul Participações S.A.

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of Tele Celular Sul Participações S.A. approved the proposal of the Board of Directors for the merger of net assets of Tele Nordeste Celular Participações S.A. at book value. In such meeting Tele Celular Sul Participações S.A. was renamed TIM Participações S.A.

Net assets were included in the merging company’s equity through the transfer of credit and debit balances on a line by line basis. Accordingly, the merging company’s results include the revenues and expenses of the merged company until the base date of the merger (June 30, 2004).

b. Merger of Operating Companies – Northeast

The corporate reorganization consisted, basically, in the merger of Telasa Celular SA., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A. (current TIM Nordeste Telecomunicações S.A.). In December 2003, the operating companies controlled by Tele Nordeste Celular Participações S.A. submitted to the ANATEL pre-approval the implementation of the reorganization, considering the migration from SMC – Serviço Móvel Celular (Mobile Cellular Service) to SMP – Serviço Móvel Pessoal (Personal Mobile Service).

On January 30, 2004, the Protocol and Justification of Merger of the companies Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A. and Telpa Celular S.A. by Telpe Celular S.A. (current TIM Nordeste Telecomunicações S.A.) was approved.

This corporate reorganization aims at integrating the activities of these operating companies that belong to the same economic group, to allow increased synergy, expansion of the Company’s operations, reduction of expenses related to maintenance of six individual companies and concentration of liquidity of shares of Tele Nordeste Celular Participações S.A.'s subsidiaries.

3. Presentation of the Financial Statements

a. Basis of Presentation

The parent company and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil and the rules applicable to concessionaires of public telecommunications services.

TIM Participações S.A. is a publicly-traded company, with American Depositary Receipts being traded on the New York stock exchange – USA. Based on that, the Company is subject to the rules of the Security Exchange Commission (SEC) and, aiming to meet market needs, the Company adopts the procedure to disclose information simultaneously to both markets in Brazilian reais, in Portuguese and English.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	03/2005	12/2004

TIM Sul S.A.	81.73	81.73
TIM Nordeste Telecomunicações S.A.	81.75	81.75

The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;
II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV.	Separate disclosure of the minority interest participation in the consolidated quarterly information.

Reconciliation of the results of operations is set out below:

			03/2004
	03/2005	03/2004	Pro forma

Parent Company	93,616	32,423	79,375
ADENE tax incentive directly recorded in shareholders' equity of the subsidiary
TIM Nordeste Telecomunicações S.A	(9,327)	-	(7,130)

Consolidated	84,289	32,423	72,245

c. Comparability of the Quarterly Information

Reclassifications in the information for the first quarter of 2004

To allow better comparison with the quarterly information for the current period, certain reclassifications were made in the statement of income for the quarter ended March 31, 2004. However, the amount of said reclassifications is not material in relation to the quarterly information, as such, are not being disclosed.

“Pro forma” information

The comparison of the quarterly information with that for prior years is affected by the corporate restructuring process mentioned in Note 2-a.

To allow comparison of the statement of income for the quarter ended March 31, 2005 with that for the same period of the prior year, the pro forma statement is being set out as if the merger process mentioned in Note 2 had occurred on January 1, 2004.

	03/2004 Pro forma

	Parent	Consolidated
	Company

Gross revenue from sales and services	-	750,405
Deductions from gross revenues	-	(182,741)

Net revenue from sales and services	-	567,664
Cost of services rendered and goods sold	-	(262,828)

Gross profit	-	304,836

Operating income (expenses):
Selling	-	(139,623)
General and administrative	(2,220)	(45,685)
Equity pick-up	81,365	-
Other operating income	333	8,680
Other operating expenses	(1,147)	(24,806)

	78,331	(201,434)

Income before financial expenses	78,331	103,402
Financial income (expenses):
Financial income	682	38,910
Financial expenses	(563)	(19,898)

	119	19,012

Income before taxes and minority interests	78,450	122,414
Provision for income and social contribution taxes	925	(31,603)

Income before minority interests	79,375	90,811
Minority interests	-	(18,566)

Net income for the period	79,375	72,245

4. Summary of Accounting Practices

a. Cash and cash equivalents

These represent cash and bank balances and marketable securities, recorded at cost, plus interest accrued up to the date of the quarterly information.

b. Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the date of the quarterly information but not yet invoiced and receivables from sales of handsets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

d. Inventories

Refer to cellular handsets and accessories, which are stated at average acquisition cost. A provision to adjust the slow-moving items balance to the related realization value was set up.

e. Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

Other investments are stated at acquisition cost, reduced to their realization value, when applicable.

f. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational. Repair and maintenance costs which represent increase in capacity or useful lives are capitalized.

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g. Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste Telecomunicações S.A., through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

Taxes are calculated and recorded based on the rates in force at the balance sheet date, and in accordance with the accrual method of accounting. The effect of the aforementioned tax benefit is recorded as a reduction in the income tax payable against the constitution of a Capital Reserve – Fiscal Incentive, under shareholders’ equity of the subsidiary TIM Nordeste Telecomunicações S.A.

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, based on the expected realization thereof, which is reviewed every year.

h. Loans and financing

Loans and financing include accrued interest to the date of the quarterly information. The Company’s subsidiaries are party to certain derivative instruments, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

i. Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company’s management and of its legal advisers, and is restated based on the probable losses at the end of the claims.

j. Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are recognized on the accrual basis in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to end consumers or distributors.

k. Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

l. Pension plan

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan in the income for the period, over a 5-year period or the remaining expected service life of employees, whichever is less.

m. Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries.

n. Financial instruments

Based on available relevant market information or other evaluation techniques, the Company and its subsidiaries calculate the market value of the financial instruments, including hedge, at the date of the quarterly information.

o. Use of estimates

The preparation of quarterly information in conformity with the accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the date of the quarterly information, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

p. Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the date of the quarterly information, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

q. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

r. Interest on shareholders’ equity

Interest on shareholders’ equity paid and/or payable are recorded against financial expenses, which, for financial reporting the purposes, are reclassified and disclosed as appropriation of net income for the year, in the statement of shareholders’ equity. Interest on shareholders’ equity received and/or receivable are recorded against financial income, which are reclassified and disclosed as equity pick up.

5. Cash and cash equivalents

	Parent Company

	03/2005	12/2004

Cash and banks	218	1,033
Short-term investments	13,078	266

	13,296	1,299

	Consolidated

	03/2005	12/2004

Cash and banks	4,683	89,873
Short-term investments	683,257	766,459

	687,940	856,332

The balance of short-term investments recorded by the Parent Company is backed by government securities (LFTs and NTN’s). In addition to government securities, the short-term investments recorded by the subsidiaries also comprise Bank Deposit Certificates (CDB) issued by first tier banks, subject to 102% of Interbank Deposit Certificates – CDI. These investments can be redeemed at any time, with no impact on recorded yield.

6. Accounts Receivable

	Consolidated

	03/2005	12/2004

Billed Services	241,637	218,021
Unbilled services	97,024	95,922
Network use services	157,566	129,393
Sales of handsets	156,294	216,906

	652,521	660,242

Allowance for doubtful accounts	(70,419)	(64,307)

	582,102	595,935

7. Inventories

	Consolidated

	03/2005	12/2004

Cellular handsets	36,777	47,424
Accessories and kits for prepaid cards	1,748	1,885
TIM chips	3,292	3,373

	41,817	52,682

Provision for adjustment to realizable value	(5,030)	(5,482)

	36,787	47,200

8. Recoverable Taxes

	Parent Company

	03/2005	12/2004

Income tax	2,904	2,771
Social contribution tax	-	9
IRRF recoverable	6,010	10,807

	8,914	13,587

Current	(2,914)	(13,587)

Noncurrent	6,000	-

	Consolidated

	03/2005	12/2004

Income tax	12,210	12,335
Social contribution tax	2,964	2,883
State VAT (ICMS)	83,467	84,854
PIS / COFINS	18,035	17,907
IRRF recoverable	17,495	19,011
Others	1,351	914

	135,522	137,904

Current	(85,646)	(91,154)

Noncurrent	49,876	46,750

The noncurrent portion refers to ICMS on acquisitions of property items.

9. Income and Social Contribution Taxes

The Company and its consolidated subsidiaries, based on the expectation of future taxable profit generation, recognize tax credits arising from tax loss related to income and social contribution taxes carried forward from prior years, which have no expiration date. The use of these tax credits is limited to 30% of the annual taxable income.

Deferred income and social contribution taxes are comprised as follows:

	Parent Company

	03/2005	12/2004

Tax loss carryforwards - income tax	1,601	1,009
Tax loss carryforwards - social contribution tax	576	363
Provision for pension plan	1,257	1,257
Provision for contingencies	1,134	899
Other provisions	173	140

	4,741	3,668

Current	(2,351)	(1,512)

Noncurrent	2,390	2,156

	Consolidated

	03/2005	12/2004

Goodwill paid on privatization	494,609	531,704
Provision for integrity of equity	(326,441)	(350,924)

Tax credit from merger	168,168	180,780
Tax loss carryforwards - income tax	20,890	25,639
Tax loss carryforwards - social contribution tax	7,541	9,250
Allowance for doubtful accounts	23,942	21,865
Depreciation of free lease handsets	17,446	16,192
Provision for pension plan	1,257	1,257
Provision for contingencies	8,895	8,067
Accelerated depreciation of TDMA equipment	9,177	4,663
Profit sharing	3,183	1,411
Other provisions	3,209	2,696

	263,708	271,820

Current	(119,717)	(108,706)

Noncurrent	143,991	163,114

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded as “Other operating expenses”.

In the first quarter of 2005, R$12,613 related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 20-b).

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

Consolidated

2006	68,016
2007	52,840
2008	23,135

143,991

Income and social contribution tax expenses are as follows:

	Parent Company			Consolidated

			03/2004			03/2004
	03/2005	03/2004	Pro forma	03/2005	03/2004	Pro forma

Current income tax	4	31	31	(27,533)	(12,858)	(26,270)
Current social contribution tax	1	11	11	(9,924)	(4,685)	(9,544)

	5	42	42	(37,457)	(17,543)	(35,814)

Deferred income tax	791	36	649	3,309	2,350	2,607
Deferred social contribution tax	284	13	234	1,191	846	1,604

	1,075	49	883	4,500	3,196	4,211

	1,080	91	925	(32,957)	(14,347)	(31,603)

The reconciliation between income and social contribution tax expenses calculated based on combined statutory rates, and the amount recorded in the income statement is as follows

	Parent Company

			03/2004
	03/2005	03/2004	Pro forma

Income before income and social contribution taxes	92,536	32,332	78,450

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined
statutory rate	(31,462)	(10,993)	(26,673)

(Additions)/Exclusions:
Equity pick-up	32,671	11,217	27,664
Others	(129)	(133)	(66)

	32,542	11,084	27,598

Income and social contribution taxes debited to income
for the period	1,080	91	925

Effective tax rate	1.17%	0.28%	1.18%

	Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Income before income and social contribution taxes	136,628	54,350	122,414

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined
statutory rate	(46,454)	(18,479)	(41,621)

(Additions)/Exclusions:
Provision for integrity of equity	8,325	4,170	8,325
Exclusion of provisions	4,801	-	-
Others	371	(38)	1,693

	13,497	4,132	10,018

Income and social contribution taxes debited to income
for the period	(32,957)	(14,347)	(31,603)

Effective tax rate	24.1%	26.4%	25.8%

10. Related Party Transactions

The related party transactions are carried out, as considered by management, under normal market conditions. The balances of the related party transactions of the parent company are as follows:

	Parent Company

	Assets	Liabilities	Income	Expenses

					Shared
		Loan			adm.
	Receivables	agreement	Financial	Financial	services

TIM Nordeste Telecom. S.A.	-	-	-	246	-
TIM Sul S.A.	-	-	-	356	-

Total 03/2005	-	-	-	602	-

Total 12/2004	108	34,948	250	2,372	16,576

At December 31, 2004, loan agreements with TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. provided for charges equivalent to 104.22% and 104.5% per annum, respectively, of the monthly variation of the Interbank Deposit Certificates (CDI).

The Company operates in an integrated manner with its subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., and the costs relating to their common operating and administrative framework were ratably allocated to TIM Sul up to December 2003 and to TIM Nordeste up to May 2004, based on benefits generated, stated as shared administrative costs. In the parent company’s statement of income, these amounts are mainly stated as a reduction of general and administrative expenses. After the periods referred to above, each company has defined its own specific framework, and the apportionment of administrative costs became no longer applicable.

At March 31, 2005 the consolidated balances of related party transactions are as follows:

	Consolidated

	Assets	Liabilities	Income/Expenses

	Receivables	Payables	Revenues	Selling costs

TIM Celular S.A.	10,368	31,067	10,368	-
Blah! S.A. de Serviços e Comércio	-	5,468	-	3,524

Total 03/2005	10,368	36,535	10,368	3,524

Total 12/2004	397	2,944	2,890	25,910

Considering that licenses granted by Anatel overlapped with a license previously held by another TIM Group company, the authorization for long-distance services obtained by the subsidiaries of TIM Participações S.A. was cancelled in 2005. In order to make long-distance calls, the subsidiaries’ customers must now select the long-distance dialing code of any operator entitled to provide this type of service. Accordingly, the subsidiaries of TIM Participações S.A. no longer receive revenues from long-distance services and consequently do incur the costs related thereto.

After March 2005, TIM Celular S.A. – a TIM Brasil Group company – has become the only license holder in the Group able to provide long-distance services. Thus, the subsidiaries of TIM Participações S.A. have recorded the amounts billed to their customers for this service as Intercompany payables (“cobilling”).

Conversely, the subsidiaries of TIM Participações S.A. record as Intercompany receivables the revenues in connection with the fees for the use of the network (VU-M), received from the long-distance operator in the TIM Group for the calls made using their network.

11. Judicial Deposits

	Consolidated

	03/2005	12/2004

ICMS - Agreement 69/98	11,908	11,830
Civil and labor claims	3,747	3,305
ICMS 5% tax rate difference	11,243	8,085
Tax claims	7,509	7,071

	34,407	30,291

For the judicial deposit related to the ICMS Agreement 69/98 claim, subsidiary TIM Sul S.A., based on the opinion of its external legal advisors, believes that the likelihood of prevailing at trial is rated as “probable” and therefore, no provision for contingency was recorded in relation to these issues.

12. Investments

	Parent Company

	03/2005	12/2004

Investments
Subsidiaries	2,098,878	2,002,786
Other	9,475	9,870

	2,108,353	2,012,656

	03/2005

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A.	S.A.	Total

- Controladas
Capital social	533,979	1,001,243
Quantidade de ações detidas	24,320,890,136	12,870,592,703
Participação no capital total	81,75%	81,73%
Participação no capital votante	94,09%	90,65%
Patrimônio líquido ajustado	1,158,599	1,169,453

Lucro líquido do período	55,255	50,891

Resultado de equivalência patrimonial	54,498	41,593	96,091

Valor do investimento	926,570	931,460	1,858,030
Reserva especial de ágio	119,384	121,464	240,848

Valor do investimento	1,045,954	1,052,924	2,098,878

- Outros
Ágio – custo	-	16,918	16,918
Amortização acumulada do ágio	-	(7,443)	(7,443)

	-	9,475	9,475

	12/2004

	TIM Nordeste
	Telecomunicações	Tim Sul
	S.A.	S.A.	Total

- Subsidiaries
Capital	508,799	971,470
Number of shares held
	23,760,037,374	12,529,889,700
Total equity interest held	81,75%	81,73%
Voting capital held	94,09%	90,65%
Adjusted shareholders' equity	1,066,755	1,088,788

Net income for the year	184,766	199,197

Equity pickup	171,984	162,804	334,788

Investment value	872,072	889,866	1,761,938
Special reserve for goodwill	119,384	121,464	240,848

Investment value	991,456	1,011,330	2,002,786

- Others
Goodwill – cost	-	16,918	16,918
Goodwill - accumulated amortization	-	(7,048)	(7,048)

	-	9,870	9,870

Goodwill on Tele Nordeste Celular Participações S.A. (TNC) and Tele Celular Sul Participações S.A. (TCS), merged into TIM Participações S.A. beginning August 2004 (Note 2), was recorded based on future profitability and will be amortized over ten years. In view of projected results for the investees, for the first two years goodwill was amortized at a rate of 4% per annum and the remaining balance is being amortized on a straight line basis over the remaining eight years to 2008.

The special reserve for goodwill recorded at TNC and TCS, merged into TIM Participações S.A. beginning August 2004, represents the parent company’s right on future capitalization. The matching account of the referred tax benefit, related to goodwill paid on TNC and TCS privatization process, is a special reserve for goodwill in shareholders’ equity, which is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008.

13. Property, plant and equipment

		03/2005			12/2004

	Annual
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net balance	Net balance

SMP exploration rights	20	43,527	(15,097)	28,430	30,690
Switching/transmission equipment	14.29	2,441,774	(1,640,110)	801,664	826,543
Leased handsets	50	176,869	(117,722)	59,147	51,805
Network infrastructure	33.33	313,826	(131,983)	181,843	177,390
Software and hardware	20	121,123	(73,157)	47,966	44,648
Assets for general use	10	33,327	(16,004)	17,323	16,567
Intangible assets	20	503,565	(243,589)	259,976	238,485

Assets and installations in service		3,634,011	(2,237,662)	1,396,349	1,386,128

Land		6,382	-	6,382	6,241

Construction in progress		157,004	-	157,004	235,493

		3,797,397	(2,237,662)	1,559,735	1,627,862

New technology implementation

The subsidiaries of TIM Participações S.A. began, in the second six-month period of 2003, introducing GSM technology into their service network, as a complement to current TDMA technology. At March 31, 2005, no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008.

14. Suppliers

	Parent Company		Consolidated

	03/2005	12/2004	03/2005	12/2004

Suppliers	1,154	797	320,851	597,223
Network use service	-	-	100,109	93,799

	1,154	797	420,960	691,022

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

15. Loans and Financing

	Consolidated

	03/2005	12/2004

Foreign currency – United States dollar

Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject
matter of a swap to CDI operation.	732	705

European Bank of Investment: financing in the amount of US$ 50,000 thousand, bearing interest based on the 3-month Libor rate for deposits +
1.625% p.a., subject matter of a hedging operation for which the rate is 100%	20,917	41,912

Local currency

Banco do Nordeste - financing in the amount of R$ 20,000, subject to pre-
fixed interest of 14% p.a., subject matter of a hedging operation for which the
rate is 75.5% of the CDI monthly variation to final maturity.	20,075	20,018

BNDES - National Bank for Economic and Social Development: this financing bears interest of 4% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil, or of the
"UMBNDES" of the Basket of Currencies. The Basket of Currencies
financing was the subject matter of a swap to CDI operation.	36,742	41,457

	78,466	104,092

Current	(42,481)	(62,872)

Noncurrent	35,985	41,220

The BNDES loans are subject to certain covenants covering specific ratios. The Company complies with these covenants as of March 31, 2005.

Guarantees for these financing operations are as follows: European Bank of Investment – parent company’s guarantee, Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – part of the income from mobile cell telephone service.

Subsidiaries enter into hedging transactions to protect against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar. The hedge contract amount outstanding at the date of the quarterly information is positive R$ 1,820 (positive R$ 6,092 at December 31, 2004), and the contractual term is the same as that stipulated in the financing agreement. The noncurrent portion of loans and financings matures as follows:

Consolidated

2006	17,133
2007	3,813
2008	3,342
2009	3,342
2010	3,342
2011	3,342
2012	1,671

35,985

16. Salaries and related charges

	Parent Company

	03/2005	12/2004

Salaries and fees	28	41
Social charges	79	102
Labor provisions	614	571
Employees retention	35	41

	756	755

	Consolidated

	03/2005	12/2004

Salaries and fees	1,675	2,067
Social charges	3,573	3,582
Labor provisions	16,737	14,312
Employees retention	909	881

	22,894	20,842

17. Taxes, Charges and Contributions

	Parent Company

	03/2005	12/2004

IRPJ and CSL	-	4,890
COFINS	-	5,406
PIS	-	1,174
IRRF	-	4,336
Others	15	-

	15	15,806

	Consolidated

	03/2005	12/2004

ICMS	121,664	137,617
COFINS	7,309	13,538
PIS	1,584	2,936
FISTEL	2,490	7,528
FUST	988	1,247
FUNTTEL	494	624
IRPJ and CSL	10,318	4,890
IRRF	57	17,730
Others	1,060	1,543

	145,964	187,653

Current	(123,561)	(161,648)

Noncurrent	22,403	26,005

The subsidiary TIM Sul S.A. entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective triggering event restated by FCA/PR. This benefit was granted by the State of Paraná under “Programa Paraná Mais Emprego”.

18. Concession Payable

	Consolidated

	TIM Nordeste
	Telecomunicações
	S.A.	TIM Sul S.A.	03/2005	12/2004

SMP exploration rights
Authorizations acquired	23,555	15,802	39,357	43,527
Payments	(20,890)	(15,802)	(36,692)	(41,043)
Monetary adjustment	5,014	3,777	8,791	8,877

Balance payable	7,679	3,777	11,456	11,361

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

19. Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	Parent Company

	03/2005	12/2004

Civil	192	192
Labor	3,143	2,451

	3,335	2,643

	Consolidated

	03/2005	12/2004

Civil	11,659	11,356
Tax	5,622	5,616
Labor	8,880	7,545

	26,161	24,517

Civil and labor contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for moral damages and other civil damages, while labor contingencies refer to claims filed by former employees.

Tax contingencies

The subsidiary TIM Sul S.A. was served delinquency notices by the Santa Catarina State tax authorities mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$ 3,853.

20. Shareholders’ Equity

a. Capital

At March 31, 2005, subscribed and paid-up capital is represented by no par value shares as follows:

	03/2005	12/2004

Quantidade de ações ordinárias	270.886.381.393	264.793.296.882
Quantidade de ações preferenciais	447.783.858.977	437.711.795.252

	718.670.240.370	702.505.092.134

b. Capital reserve – special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issue of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by kind and class, at the time of new issue, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Income reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be applied to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company may not set up the legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated deficit.

Unearned income reserve

At December 31, 2003, the Company set up an unearned income reserve originating from the portion of equity pickup to be financially realized, substantially represented by the capital reserve from income tax incentive set up by the subsidiary, which does not allow distribution by it, in the amount of R$ 49,807. Such reserve will be reversed by the Company when effectively earned or upon capitalization of the tax incentive reserve by the subsidiary.

In conformity with Law No. 10303/01, the reserve, amounting to R$ 18,838, was set up for the amount of compulsory dividends, which exceeded the realized portion of net income for the year.

Reserve for expansion

This reserve was established as determined by CVM Instruction (IN) No. 59/86 to be used in the expansion of the Company’s network.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its Bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and enjoy priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a., calculated on the result of the division of the capital stock represented by the total number of the same class of shares issued by the Company.

In order to comply with the New Corporation Law, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends, corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Interest on shareholders’ equity and dividends relating to net income for 2004, in the amount of R$ 25,500 and for which a provision was established in 2004, will be paid in May 2005.

e. Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i)	retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;
(ii)	provide key employees with a certain combination of compensation based on the Company’s market value increase; and
(iii)	have general interests of key employees in line with the shareholders’ interests.

The Board of Directors can authorize future capital increases, with issue of preferred shares on behalf of key directors and executives who participate in the plan. The maximum capital increase through issue of shares by the exercise of stock options granted to the executives is limited to 1.5% of the Company’s capital as of May 2001. Total shares granted under this stock option plan amount to 4,073,000 shares.

The strike price of the stock option per 1,000 preferred shares was set at R$ 4.27, corresponding to the closing price per 1,000 shares at the São Paulo Stock Exchange (BOVESPA) on May 2, 2001. The stock option plan is valid for four years to 2005. No option can be exercised after four years, beginning on the plan approval date.

The stock options cannot be exercised either before a year from the date on which they have been granted. The stock purchase options can be exercised in the fourth year, counting from the date on which they were granted, however, their exercise can be accelerated depending on certain target-based results such as EBIT, or “Earnings Before Interest and Tax”.

No stock option granted to key employees of the Company had been exercised to March 31, 2005. At March 31, 2005, the closing price per 1,000 shares was R$ 3.95 (R$ 4.28 at December 31, 2004) at BOVESPA, which is lower than the strike price per 1,000 shares set on the plan approval date. When the stock options are exercised by the employees, the Board of Directors will approve the respective capital increase which, after the capital inflow, is required to be accounted for.

On May 4, 2001 the shareholders of merged company Tele Nordeste Celular Participações S.A. also approved the creation of stock option plan. In December 2003, all its beneficiaries exercised 2/3 of total stock options they were entitled to, which corresponds to 1,440,754 lots of 1,000 shares, referring to targets attained in 2001 and 2002, for a price of R$ 3.21 per 1,000 shares.

In March 2005, there were 1,382,164 lots of 1,000 shares available to be purchased. The Board of Directors approved the exchange of stock purchase options of Tele Nordeste Celular Participações S.A. for Tim Participações S.A., on a 1: 0.9261 basis, to be exercised in April 2005 at a strike price of R$ 3.37.

21. Net Operating Income

	Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Revenues from telecommunications services
Subscription charges	71,795	57,658	95,757
Use charges	359,511	121,119	270,890
Network use	224,554	116,872	200,994
Long distance charges	32,797	29,512	48,658
Value Added Services - VAS	48,599	15,450	21,446
Others	15,169	4,916	10,010

	752,425	345,527	647,755

Sales of products	130,468	77,073	102,650

Gross operating revenues	882,893	422,600	750,405

Deductions
Taxes	(188,044)	(80,120)	(155,837)
Discounts	(34,092)	(25,906)	(25,920)
Others	(1,737)	(7)	(984)

	(223,873)	(106,033)	(182,741)

	659,020	316,567	567,664

22. Cost of Services Rendered and Goods Sold

	Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Personnel	(6,135)	(2,288)	(4,671)
Third-party services	(19,810)	(9,718)	(15,719)
Interconnection charges	(89,495)	(36,742)	(71,193)
Depreciation and amortization	(91,217)	(43,930)	(77,300)
Telecommunications supervision fund	(636)	(317)	(840)
Others	(5,010)	(1,614)	(4,082)

Cost of services rendered	(212,303)	(94,609)	(173,805)

Cost of goods sold	(95,861)	(68,566)	(89,023)

Total cost of services rendered and goods sold	(308,164)	(163,175)	(262,828)

23. Selling Expenses

	Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Personnel	(14,773)	(7,290)	(11,142)
Third-party services	(86,188)	(38,226)	(62,220)
Allowance for doubtful accounts	(25,163)	(15,697)	(34,282)
Telecommunications supervision fund	(25,938)	(10,467)	(20,119)
Depreciation and amortization	(12,236)	(2,568)	(8,356)
Others	(4,762)	(1,987)	(3,504)

	(169,060)	(76,235)	(139,623)

24 General and Administrative Expenses

	Parent Company

			03/2004
	03/2005	03/2004	Pro forma

Personnel	(693)	(45)	(6,265)
Third-party services	(1,079)	(34)	5,166
Depreciation and amortization	-	(4)	(328)
Others	(160)	(2)	(793)

	(1,932)	(85)	(2,220)

	Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Personnel	(7,007)	(3,961)	(11,069)
Third-party services	(23,388)	(9,565)	(17,661)
Depreciation and amortization	(10,571)	(7,243)	(11,790)
Others	(3,042)	(1,527)	(5,165)

	(44,008)	(22,296)	(45,685)

25. Other Operating Income (Expenses)

	Parent Company

			03/2004
	03/2005	03/2004	Pro forma

Income
Other operating income	-	333	333

	-	333	333

Expenses
Taxes, charges and contributions	(6)	(453)	(461)
Goodwill amortization	(395)	(395)	(395)
Provision for contingencies	(692)	(264)	(264)
Other operating expenses	(19)	(24)	(27)

	(1,112)	(1,136)	(1,147)

	Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Income
Telecommunication service fines	2,279	1,059	2,548
Reversal of provision for contingencies	36	-	1,048
Reversal of provision for market value
adjustment of inventories	-	217	217
Reversal of allowance for doubtful accounts	87	364	364
Other operating income	773	1,115	4,503

	3,175	2,755	8,680

Expenses
Amortization of goodwill paid on privatization	(12,613)	(6,317)	(12,613)
Goodwill amortization	(395)	(395)	(395)
Amortization of concession	(2,324)	(939)	(2,100)
Provision for contingencies	(1,673)	(1,389)	(1,512)
Losses on legal disputes	(835)	(511)	(771)
	(3,311)	(1,363)	(7,415)

	(21,151)	(10,914)	(24,806)

26. Financial Income

	Parent Company

			03/2004
	03/2005	03/2004	Pro forma

Interest accrued on short-term investments	372	203	203
Monetary adjustment	231	-	209
Interest accrued on loans to related parties	-	70	70
Other income	28	177	200

	631	450	682

		Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Interest accrued on short-term investments	29,043	15,435	27,640
Monetary adjustment	450	603	2,410
Interest from customers	2,018	1,592	2,843
Foreign exchange variation	2,189	294	4,556
Other income	1,027	209	1,461

	34,727	18,133	38,910

27. Financial Expenses

	Parent Company

			03/2004
	03/2005	03/2004	Pro forma

Interest on borrowings from related parties	(602)	(60)	(158)
PIS/COFINS on financial income	-	(26)	(30)
Monetary adjustment	-	-	(107)
CPMF	(278)	(111)	(240)
Other expenses	(256)	(25)	(28)

	(1,136)	(222)	(563)

		Consolidated

			03/2004
	03/2005	03/2004	Pro forma

Interest on loans and financing	(1,885)	(544)	(544)
PIS/COFINS on financial income	(77)	(1,291)	(3,063)
Monetary adjustment	(236)	(356)	(601)
Interest on taxes and charges	(1,041)	(3,381)	(3,381)
CPMF	(4,132)	(1,777)	(3,315)
Discounts granted	(5,027)	(1,120)	(1,120)
Foreign exchange variation	(2,997)	(992)	(5,985)
Other expenses	(2,849)	(1,047)	(1,889)

	(18,244)	(10,508)	(19,898)

28. Non-Operating Result

	Consolidated

	03/2005	03/2004

Fixed asset disposals	667	26
Cost of investments disposed of	(334)	(3)

Non-operating result	333	23

29. Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At March 31, 2005, the Company and its subsidiaries invested their financial resources mainly in Interbank Deposit Certificates (CDI). There are no financial assets linked to foreign currency.

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rate applicable to instruments with a similar nature, involve the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated for a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At March 31, 2005, a portion of Company loans and financing was denominated in U.S. dollars or indexed to the “UMBNDES” exchange variance of a basket of currencies and 100% of the loans and financing were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

(ii) Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitor the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analyses, risk history and risk with collection problems.

(iii) Credit risk related to the sale of telephone sets

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

30. Pension Plan - TIMPREV

Tele Nordeste Celular Participações S.A. (TNC) and Tele Celular Sul Participações S.A. (TCS), as from August 2004 merged into TIM Participações S.A., and the corresponding subsidiaries, have been sponsoring a private pension plan for defined benefits for a group of employees of the former TELEBRÁS system, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans by sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, alike other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the group of employees linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplemental Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, for defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under the new plan, the contribution on the part of the sponsoring company shall be of 100% of the amount of the basic contribution on the part of participants, and the managing entity of TIMPREV shall ensure, on the terms and conditions of the approved plan statutes, the benefits listed below, not being held liable for granting any other, even if the government official social security adventitiously starts granting them to beneficiaries:

  Normal pension
  Advance pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all employees of the controlled companies and their subsidiaries have migrated to TIMPREV plan, the pension and health plans deriving from the TELEBRÁS system continue existing and are briefly set out below:

PBS: benefits plan of SISTEL, for defined benefits which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: covenant for managing pension payment to pensioners of the predecessors of the controlled companies;

PAMEC: health plan granted to pensioners of the predecessors of the controlled companies;

PBT: plan for defined benefits for pensioners of the predecessors of the companies and their subsidiaries;

PAMA: health plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

TIM Sul S.A. is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A - TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

In the first quarter of 2005, the contributions to TIMPREV totaled R$ 72, namely R$ 30 by Tim Nordeste Telecomunicações S.A. and R$ 42 by Tim Sul S.A. (R$ 48 by Tele Celular Sul and subsidiaries in the same period of 2004).

31. Insurance (unaudited)

As of March 31, 2005, the Company and its subsidiaries have insurance cover against fire and sundry perils for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

32. Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the controlled companies committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization.

Should said terms not be met, the controlled companies will be subject to penalties, the main being: (i) failure to pay the remaining portion in connection with the authorization on the stipulated maturity shall be subject to penalty of 0.33% per day of delay, up to the limit of 10%, plus SELIC rate for federal securities, to be calculated on the amount of debt considering all the days of delay; (ii) failure to pay the stipulated amount shall entail forfeiture of the authorization, irrespective of other penalties provided for ANATEL regulations; (iii) unjustified failure to use the radiofrequency blocks shall entail the applicable penalties provided for by SMP regulations (warning, penalty, temporary suspension or forfeiture).

At March 31, 2005, the subsidiaries did not present any departure from the commitments assumed in the Authorization for Mobile Personal Service Exploitation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 4, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer